SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2005

Or

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from ______ to ________

Commission file number 000-25867

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

West Coast Bancorp
401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

WEST COAST BANCORP 401(k) PLAN

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

WEST COAST BANCORP 401(k) PLAN

TABLE OF CONTENTS

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits		2

Statements of Changes in Net Assets Available for Benefits		3

Notes to Financial Statements		4–8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005—		9

Form 5500, Schedule H, Line 4i—Schedule of Assets Held at End of Year		10

NOTE:	Other supplemental schedules are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of
West Coast Bancorp 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of West Coast Bancorp 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Portland, Oregon
June 28, 2006

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Non-interest bearing cash	$3,427	$-

Investments at fair value:
Mutual funds	13,898,438	10,918,327
Employer common stock	4,006,034	3,901,644
Money market funds	3,407,306	2,865,579
Participant loans	631,947	471,847

Total investments	21,947,152	18,157,397

Receivables:
Employer contributions	723,566	626,783
Participant contributions	42,867	73,987

NET ASSETS AVAILABLE FOR BENEFITS	$22,713,585	$18,858,167

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS:
Investment income:
Interest and dividends	$1,076,325	$383,351
Net appreciation in fair value of investments	120,090	1,365,654

Net investment income	1,196,415	1,749,005

Contributions:
Employer matching contributions	796,938	658,814
Employer supplemental contributions	434,631	-
Participant contributions	2,265,437	2,043,705
Employee rollover contributions	224,634	231,375

Total contributions	3,721,640	2,933,894

Total additions to net assets	4,918,055	4,682,899

DEDUCTIONS:
Benefits paid to participants	1,057,987	1,146,078
Administrative expenses	4,650	14,900

Total deductions	1,062,637	1,160,978

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,855,418	3,521,921

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	18,858,167	15,336,246

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$22,713,585	$18,858,167

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following description of the West Coast Bancorp 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information regarding amount and type of benefits, vesting, and other provisions of the Plan.

General—The Plan is a defined contribution plan covering all eligible employees of West Coast Bancorp and its wholly-owned subsidiaries (the “Company”), except those covered by collective bargaining agreements. Employees are eligible to participate in the Plan when they have been employed for three months, and reached 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan Administrator is a committee appointed by the Board of Directors of West Coast Bancorp. West Coast Trust Company, a subsidiary of the Company, is the trustee of the Plan. Federated Investors is an asset custodian and recordkeeper of the Plan.

Effective February 25, 2006, the Plan changed its asset custodian and recordkeeper to Great West Retirement Services.

Contributions—In each plan year, the Company may contribute a matching contribution equal to a percentage of each participant’s elective deferral contributions for that year. The Company may also make supplemental and discretionary profit sharing contributions. Supplemental and discretionary contributions are allocated to the participants’ accounts on a pro-rata basis based on eligible compensation. All Company related contributions were invested in West Coast Bancorp common stock through 1999. Effective beginning 2000, Company contributions can be invested in any of the Plan’s investment options.

Participants may voluntarily contribute between 1% and 100% of their total compensation as a salary reduction each year that they are a plan participant. The actual amount of their compensation that can be deferred each year is subject to limits imposed by the Internal Revenue Code (the “Code”), which was $14,000 and $13,000 for 2005 and 2004, respectively.

Participant Accounts—A separate account is maintained for each participant, which is credited with the participant’s contribution, the allocation of the Company’s contribution, as determined above, and an allocation of investment earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are fully vested in their salary reduction contributions, rollovers, and related earnings at all times.

Participants vest in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings or losses thereon based on years of continuous service as follows:

Vesting
Years of Service	Percentage

Less than 1	-%
1	20
2	40
3	60
4	80
5	100

Forfeitures of terminated participants’ nonvested account balances are used to reduce the Company’s matching contributions for the plan year in which the forfeiture occurs or to restore previously forfeited amounts.

Participant Loans—Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1–5 years or more if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates (prime rate) determined as market conditions warrant by the Plan Administrator. Interest rates ranged from 6.00% to 10.50% at December 31, 2005. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits—The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of service due to normal retirement, death, or disability, the participant’s account balance will be deemed fully vested. Normal retirement is the participant’s 65th birthday. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Investment Options—Upon enrollment in the Plan, contributions are participant-directed into the following investment options:

                 Federated Investors:
                   Federated High Income Bond Fund
                   Federated Kaufmann Fund
                   Federated Max-Cap Fund
                   Federated Prime Obligations Fund
                   Federated Stock and Bond Fund
                   Federated Stock Trust
                   Federated Total Return Bond Fund

                 Other Investment Options:
                   American Century Strategic Allocations Conservative Fund
                   American Century Strategic Allocations Moderate Fund
                   American Funds Growth Fund of America
                   American Funds Euro Pacific Growth Fund
                   Baron Growth
                   West Coast Bancorp Common Stock

Participants may change their investment options and direct transfers between investment accounts at any time. West Coast Bancorp common stock was required to be retained by all participants under the age of 55 through 1999. Effective in 2000, the Plan was amended to remove this requirement.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are maintained by Federated Investors, except for West Coast Bancorp common stock, which is maintained by West Coast Trust Company.

The Plan’s investments are stated at fair value, which is based upon quoted market prices, if available. Money market balances are valued at cost plus reinvested interest. Participant loans are valued at net amortized cost, which approximates fair value.

Purchases and sales are accounted for on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is reported as earned. Cost of common stock shares sold and cost of mutual fund units sold are determined by the specific identification method.

Administrative Expenses—The Company may pay all expenses of administering the Plan including, but not limited to, the trustee’s or custodian’s fees, attorney fees, and expenses incurred by persons or entities to whom fiduciary duties have been delegated. If these expenses are not paid by the Company, there shall be a lien against and paid from the Plan, except for the items the payment of which would constitute a prohibited transaction.

Income Tax Status—The Plan received a favorable determination letter from the Internal Revenue Service effective October 2002. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Concentration of Risk—The Plan’s assets consist primarily of financial instruments including cash, money market funds, West Coast Bancorp common stock, and mutual funds. The financial instruments may subject the Plan to concentrations of risk, as from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation; investments in West Coast Bancorp common stock and mutual funds are subject to changes in market values.

3.	EMPLOYER CONTRIBUTIONS

For the years ended December 31, 2005 and 2004, the Company made matching contributions of $796,938 and $658,814, respectively. For the year ended December 31, 2005, the Company made a supplemental and discretionary contribution to all eligible participants of the Plan, totaling $434,631. No such contribution was made by the Company during 2004. For the years ended December 31, 2005 and 2004, the Company did not make a profit sharing contribution.

4.	BENEFITS PAYABLE TO TERMINATED PARTICIPANTS

At December 31, 2005 and 2004, net assets available for benefits allocated to terminated employees were $2,924,003 and $2,863,382, respectively. The amount represents the participants’ vested interest in the Plan upon termination of employment.

5.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Federated Investors as of and for the years ended December 31, 2005 and 2004, respectively, which is a custodian and recordkeeper of the Plan and, therefore, these transactions qualify as party-in-interest.

The Company also provides accounting and administrative services to the Plan at no charge. In addition, the Plan invests in common stock of the Company.

6.	SUMMARY OF INVESTMENTS

	2005		2004

Investments at fair value as determined by quoted
market prices:
Mutual Funds:
Federated Stock and Bond Fund	$1,936,849	*	$1,826,519	*
Federated Stock Trust	2,007,845	*	1,827,991	*
Federated Max-Cap Fund	1,581,486	*	1,390,882	*
Federated Kaufman Fund	2,479,776	*	1,985,256	*
Federated High Income Bond Fund	410,753		292,417
Federated Total Return Bond Fund	1,035,660		743,049
American Century Strategic Allocations
Conservative Fund	267,189		230,913
American Century Strategic Allocations Moderate
Fund	952,011		759,696
American Funds Growth Fund of America	1,331,040	*	972,731	*
American Funds Euro Pacific Growth Fund	1,436,015	*	857,770
Baron Growth	459,814		31,103

	13,898,438		10,918,327

Employer Common Stock (West Coast Bancorp
Common Stock)	4,006,034	*	3,901,644	*

Money Market Funds—Federated Prime Obligations
Fund	3,407,306	*	2,865,579	*
Non-interest bearing cash	3,427		-
Participant loans	631,947		471,847

Total investments	$21,947,152		$18,157,397

* Represents 5% or more of net assets available for benefits at December 31.

The Plan’s investments including investments bought, sold, and held during the year appreciated in value as follows:

	2005	2004

Net change in fair value—investments at
fair value as determined by quoted
market prices:
Mutual funds	$ 1,050,000	$ 1,060,095
West Coast Bancorp Common Stock	146,415	688,910

Total	$ 1,196,415	$ 1,749,005

*  *  *  *  *  *

SUPPLEMENTAL SCHEDULE

WEST COAST BANCORP 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2005

			(e)
	(b) Identity of Issue	(d)	Current
(a)	(c) Description of Investment	Cost **	Value

	MUTUAL FUNDS:
*	Federated Investors:
	Stock and Bond Fund		$ 1,936,849
	Stock Trust		2,007,845
	Max-Cap Fund		1,581,486
	Kaufmann Fund		2,479,776
	High Income Bond Fund		410,753
	Total Return Bond Fund		1,035,660

	Total Federated Mutual Funds		9,452,369

	American Century Strategic Allocations Conservative Fund		267,189
	American Century Strategic Allocations Moderate Fund		952,011
	American Funds Growth Fund of America		1,331,040
	American Funds Euro Pacific Growth Fund		1,436,015
	Baron Growth		459,814

	Total Mutual Funds		13,898,438

*	MONEY MARKET FUNDS—Federated Prime Obligations		3,407,306
	Fund

	NON-INTEREST BEARING CASH		3,427

*	EMPLOYER COMMON STOCK—West Coast Bancorp		4,006,034
	Common stock

	Participant loans, interest rate 6.00%–10.50%, maturing
	December 1, 2006 through February 24, 2020		631,947

	TOTAL INVESTMENTS		$ 21,947,152

*	Party-in-interest
**	Not required for participant-directed investments

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-104458 and 333-01649 of West Coast Bancorp on Form S-8 of our report dated June 28, 2006, appearing in this Annual Report on Form 11-K of the West Coast Bancorp 401(k) Plan for the year ended December 31, 2005.

DELOITTE & TOUCHE LLP

Portland, Oregon
June 28, 2006